Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 24, 2015

(ENGLISH TRANSLATION)

Good morning colleagues,

Ahold and Delhaize have just announced that they want to combine forces in a merger. Dick Boer, CEO of Ahold, has said that this combination will create one of the world’s largest supermarket businesses. Dick will lead the new group, which will be called Ahold Delhaize. Between them, Ahold and Delhaize will have leading positions in Europe and the United States. Please read the memo in this email to see Dick Boer’s full message and go to the website www.adcombined.com for more information.

As bol.com has been part of Ahold since 2012, I’m sure that you will have questions about this announcement. I’ll be pleased to respond to them, starting with the following:

- What does the merger agreement between Ahold and Delhaize Group mean for bol.com?

Bol.com is overflowing with opportunities and ambition to be the best store there has ever been and fortunately, more than ever, we have the tools to work full speed towards this. We have always been very autonomous as the nature of our business is fairly fundamentally different from a traditional retail chain. That was, is and will remain the case. If anything, I expect there will be further opportunities to accelerate growth in Belgium, but given all our existing opportunities we will have to wait until after the merger has happened before deciding whether and, if so, how we will tackle them. Specifically this means that there will be no more changes for bol.com than the changes we see every day ☐ and that we want and will have to achieve our objectives optimistically and using our own strength.

- Will we notice anything from the merger agreement after today?

No, as I explained in the previous answer, although it’s important to realize that the merger still has to be approved by the competition authorities. And that could well take several months. Until then, it is ‘business as usual’ for Ahold and Delhaize.

- What does the merger agreement mean for the management of bol.com?

Nothing. We are keen to continue building the store that we can become. Hanneke Faber of Ahold remains on the Management Board that I report to. There will also be no changes in contacts or accountability towards Ahold.

- Will we see more bol.com collection points in Belgium?

That’s a logical thought … but fortunately coming up with good ideas has always been easy at bol.com. We already have thousands of them and a Delhaize Ahold merger may well create a few more. At the moment, however, it’s just speculation and that will not help us do the right things that we have to do TODAY to become the best store.

- Will we get new Belgian colleagues from Ahold/Delhaize?

It will be one group, so yes. From 220,000 Ahold colleagues we will become over 375,000 … but the question is whether we will notice much of this. Fortunately, I think that at bol.com we have almost all we need to shape our own future. That is and remains important.

If you have any other questions, please put them to me or the other directors. Come along to see me (C2) or send an email.

Although you will probably get questions from family, friends and business contacts, it would not be sensible to speculate wildly at this stage and you should definitely not say anything that could be taken as a formal bol.com/Ahold viewpoint. But it’s likely that you will get questions and you don’t have to completely clam up. I have drawn up a reply and you will be ‘safe’ if you base your response on it:

“Ahold and Delhaize have announced a merger but it still has to be approved by the competition authorities. The management of Ahold and Delhaize have said that the combination will bring many benefits. Bol.com is the leading online store in the Netherlands and Belgium and is growing fast in both markets. Although it’s not difficult to think of additional opportunities for our customers and partners, it doesn’t make sense to speculate on their nature or implementation priority. We have an ambitious mission to be the best store in the Netherlands and Belgium, for all of us and especially for every customer. We have plenty of good ideas to achieve this and so we are focusing in particular on implementing all these ideas for improvement as quickly and as well as possible and on meeting the promises that we make every day to more than five million customers. That was and is the case and it will not change in the future.”

Never reply to questions from the press. You must pass them to Marjolein Verkerk (PR bol.com): mverkerk@bol.com/06 15 85 51 51.

Best regards and now back to work! ☐ Towards the Best Store in the Netherlands and Belgium!

Daniel

PS: We have a great habit in this company of always being open with each other even about things that have to be kept secret from the outside world. This is something I really believe in. In these situations, however, there are strict formal legal rules to prevent inside trading (and huge fines for the company and people involved). I did not know any specifics about the progress of the talks until late yesterday evening. And just as well, because this meant that I could uphold our tradition of transparency and openness towards everyone!

Legal notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’ s or Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s or Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.